UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-09195
KB HOME 401(k) SAVINGS PLAN
(Full title of the plan)
KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2010 and 2009

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 29, 2011

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets

Investments, at fair value	$120,528,737	$114,001,163
Receivables:
Notes receivable from participants	3,605,790	3,388,765
Participant contributions	397	428
Employer contributions	20,928	—
Other	56	73

Total assets	124,155,908	117,390,429

Liabilities

Administrative expenses payable	2,521	2,521

Total liabilities	2,521	2,521

Net assets available for benefits	$124,153,387	$117,387,908

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2010	2009
Additions (Deductions)

Contributions:
Plan participants	$6,560,002	$6,628,963
Employer, net of forfeitures	3,584,344	3,506,831

	10,144,346	10,135,794

Investment income:
Interest and dividends	3,593,804	1,734,636
Net appreciation in fair value of investments	11,755,329	20,824,706

	15,349,133	22,559,342

Interest on notes receivable from participants	183,493	214,380
Benefits paid to participants	(18,880,552)	(21,362,983)
Administrative expenses	(30,941)	(53,358)

Net increase in net assets available for benefits	6,765,479	11,493,175

Net assets available for benefits

Beginning of year	117,387,908	105,894,733

End of year	$124,153,387	$117,387,908

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1.	Description of the Plan
General
The following description of the KB Home 401(k) Savings Plan (the Plan) provides only general information. Eligible employees of KB Home (the Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Participants may contribute to the Plan up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code).
Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).
Unless otherwise determined by its Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, the Company will match pretax contributions only up to $50,000 of eligible compensation).
The Plan accepts rollover contributions transferred from other qualified retirement plans or from individual retirement accounts, subject to the applicable provisions of the Plan.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several fund options offered by the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such fund options.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1.	Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon vest to Participants over five years.
Notes Receivable from Participants
Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case, the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1%, as of the last day of the preceding calendar quarter in which a loan was made.
Distributions and Withdrawals
Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company matching contributions, and related earnings thereon. Withdrawals or rollovers (to a separate defined contribution plan or to an individual retirement account) may be processed without a formerly employed Participant’s consent if the Participant’s vested Plan account balance totals less than $5,000. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals from their Plan account balances subject to the limitations and requirements of the Plan.
Forfeitures
Unvested Company contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year and shall be allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan years ended December 31, 2010 and 2009, the Company used $380,135 and $392,037, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $379,958 and $196,461 at December 31, 2010 and 2009, respectively.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1.	Description of the Plan (continued)
Administrative Expenses
Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual investment elections or transactions under the Plan, such as from the administration of Participant loans, Plan account withdrawals, and the administration of the unitized employer stock fund in the Plan (the KB Home Stock Fund), are paid directly by such Participants.
Plan Termination
As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
The financial statements are based on information provided to Plan management by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 below for the fair value measurement disclosures associated with the investments held by the Plan.

KB Home 401(k) Savings Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when earned.
Distributions
Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which provides amendments to Accounting Standards Codification Subtopic No. 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2010-06 requires additional disclosures and clarifications of existing disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. The Plan adopted the guidance in ASU 2010-06 for the Plan year ended December 31, 2010, except for the provisions that will be effective in the Plan year ending December 31, 2011. Since ASU 2010-06 concerns disclosure only, the adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires Participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from Participants. Previously, such loans were measured at fair value and classified as investments. ASU 2010-25 was effective for the Plan year ended December 31, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of Participant loans from the amount previously reported at December 31, 2009. Participant loans have been reclassified in this report to notes receivable from Participants at December 31, 2009 in conformity with ASU 2010-25.
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and

KB Home 401(k) Savings Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies (continued)
IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Reclassifications
Certain prior year amounts in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits have been reclassified to conform to the current year presentation.
3.	Fair Value Measurements
ASC 820 provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2
Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.
The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

KB Home 401(k) Savings Plan
Notes to Financial Statements
3.	Fair Value Measurements (continued)

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Money market fund	$15,973,467	$—	$—	$15,973,467
Mutual funds:
Domestic stock funds	60,532,897	—	—	60,532,897
International stock funds	11,344,098	—	—	11,344,098
Bond funds	9,345,077	—	—	9,345,077
Balanced funds	16,644,481	—	—	16,644,481
KB Home Stock Fund:
KB Home Common Stock	6,324,719	—	—	6,324,719
Cash-interest bearing	—	363,998	—	363,998

Total investments measured at fair value	$120,164,739	$363,998	$—	$120,528,737

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Money market fund	$17,965,730	$—	$—	$17,965,730
Mutual funds:
Domestic stock funds	55,730,269	—	—	55,730,269
International stock funds	10,469,765	—	—	10,469,765
Bond funds	8,790,787	—	—	8,790,787
Balanced funds	14,132,884	—	—	14,132,884
KB Home Stock Fund:
KB Home Common Stock	6,531,297	—	—	6,531,297
Cash-interest bearing	—	380,431	—	380,431

Total investments measured at fair value	$113,620,732	$380,431	$—	$114,001,163

KB Home 401(k) Savings Plan
Notes to Financial Statements
3.	Fair Value Measurements (continued)
The fair values of money market funds and mutual funds are determined based on quoted market prices. The fair value of the KB Home Stock Fund is determined by the Trustee based on the combined fair value of the fund’s underlying common stock and cash positions. The fair value of the fund’s underlying common stock position is based on quoted market prices. The fair value of the fund’s underlying cash position is valued at its carrying value, which approximates market value.
4.	Investments
The following table presents the fair value of the individual investments held by the Plan that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Fidelity Contrafund	$14,741,588	$13,730,567
Fidelity Equity Income	6,374,518	5,999,877
Fidelity Intermediate Bond	8,152,501	8,450,044
Fidelity Low-Priced Stock	8,137,348	6,833,658
Fidelity Magellan	8,805,311	8,646,045
Fidelity Retirement Money Market	15,973,467	17,965,730
KB Home Stock Fund:
KB Home Common Stock	6,324,719	6,531,297
The following table presents the net appreciation of the investments held by the Plan (including investments bought, sold, and held during the year) for the Plan years ended December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009
Mutual funds	$11,644,490	$20,644,165
KB Home Stock Fund	110,839	180,541

Total	$11,755,329	$20,824,706

KB Home 401(k) Savings Plan
Notes to Financial Statements
5.	Risks and Uncertainties
The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances, the amounts reported in the statements of net assets available for benefits of the Plan, and the amounts reported in the statements of changes in net assets available for benefits of the Plan.
6.	Tax Status of the Plan
The Plan has received a determination letter from the IRS dated January 23, 2009 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent to receiving the IRS determination letter dated January 23, 2009, the Plan adopted proposed amendments previously submitted to the IRS.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2007.
7.	Related Party and Party-in-Interest Transactions
Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the common stock of the Company. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

KB Home 401(k) Savings Plan
Notes to Financial Statements
8.	Reconciliation to Form 5500
The following table presents a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the Plan’s financial statements	$124,153,387	$117,387,908
Less employer contributions receivable at end of year	(20,636)	—
Less benefits payable at end of year	—	(45)

Net assets available for benefits per the Plan’s Form 5500	$124,132,751	$117,387,863

The following table presents a reconciliation of Participant contributions per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2010	2009
Contributions per the Plan’s financial statements	$10,144,346	$10,135,794
Add employer contributions receivable at beginning of year	—	288,841
Less employer contributions receivable at end of year	(20,636)	—

Contributions per the Plan’s Form 5500	$10,123,710	$10,424,635

The following table presents a reconciliation of benefits paid to Participants per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2010	2009
Benefits paid to Participants per the Plan’s financial statements	$18,880,552	$21,362,983
Less benefits payable at the beginning of year	(45)	(118)
Add benefits payable at end of year	—	45

Benefits paid to Participants per the Plan’s Form 5500	$18,880,507	$21,362,910

KB Home 401(k) Savings Plan
Notes to Financial Statements
9.	Subsequent Events
Plan management has evaluated subsequent events in respect of the Plan through the filing of the Plan’s financial statements with the Securities and Exchange Commission and did not identify any events that would require an adjustment to the financial statements or to accompanying disclosures.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value
American Beacon	American Beacon Small Cap Value	150,877.418	**	$3,002,461
Dimension Capital Management	Dimension US Large Cap Value	71,011.283	**	1,428,747
Fidelity Investments*	Fidelity Asset Manager	295,231.684	**	4,552,473
Fidelity Investments*	Fidelity Consumer Discretionary	14,043.062	**	344,196
Fidelity Investments*	Fidelity Contrafund	217,652.267	**	14,741,588
Fidelity Investments*	Fidelity Equity Income	144,024.353	**	6,374,518
Fidelity Investments*	Fidelity Financial	10,466.054	**	644,604
Fidelity Investments*	Fidelity Freedom Income	27,381.437	**	308,863
Fidelity Investments*	Fidelity Freedom 2000	35,569.465	**	424,699
Fidelity Investments*	Fidelity Freedom 2010	96,667.649	**	1,313,713
Fidelity Investments*	Fidelity Freedom 2020	242,144.421	**	3,339,172
Fidelity Investments*	Fidelity Freedom 2030	241,010.417	**	3,318,713
Fidelity Investments*	Fidelity Freedom 2040	461,387.176	**	3,695,711
Fidelity Investments*	Fidelity Healthcare	14,613.621	**	1,821,003
Fidelity Investments*	Fidelity Industrials	50,697.028	**	1,199,492
Fidelity Investments*	Fidelity Intermediate Bond	772,748.953	**	8,152,501
Fidelity Investments*	Fidelity Low-Priced Stock	212,020.523	**	8,137,348
Fidelity Investments*	Fidelity Magellan	122,859.092	**	8,805,311
Fidelity Investments*	Fidelity Natural Resources	102,593.817	**	3,571,291
Fidelity Investments*	Fidelity Overseas	108,333.416	**	3,518,669
Fidelity Investments*	Fidelity Retirement Money Market	15,973,466.500	**	15,973,467
Fidelity Investments*	Fidelity Technology	18,186.907	**	1,738,850
Fidelity Investments*	Fidelity Utilities Growth	14,920.370	**	721,848
Legg Mason	Legg Mason Partners Aggressive Growth	38,568.324	**	4,276,070
Harbor Funds	Harbor International	41,010.209	**	2,483,168
Managers Investment Group	Managers Fremont Institutional Micro-Cap	45,526.301	**	539,031
Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	109,914.835	**	1,192,576
Fidelity Investments*	Spartan US Equity Index	64,695.951	**	2,877,676
Franklin Templeton Investments	Templeton Developing Markets A	209,254.259	**	5,342,261
KB Home Common Stock*	KB Home Stock Fund
	KB Home Common Stock	468,845.000	**	6,324,719
	Fidelity-Cash-interest bearing	363,998.040	**	363,998
Notes receivable from Participants *	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2024			3,605,790

				$124,134,527

*	Party-in-interest to the Plan.

**	Participant-directed investments, cost information omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan
	By:	KB Home
Plan Administrator

Dated: June 29, 2011	By:	/s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	17